December 7, 2004

VIA FACSIMILE AND EDGAR

Mr. Neil Miller

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	HouseValues, Inc. - Acceleration Request for Registration Statement on Form S-1, Commission File No. 333-118740

Dear Mr. Miller:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, HouseValues, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on December 9, 2004, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes Scott L. Gelband, Patrick J. Devine, or S. Paul Sassalos of Perkins Coie LLP, counsel for the Company, to make such request on our behalf.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 7, 2004

Very truly yours,

HOUSEVALUES, INC.

/s/ Gregg I. Eskenazi
Gregg I. Eskenazi
General Counsel and Secretary

cc:	Perkins Coie LLP Wilson Sonsini Goodrich & Rosati

CREDIT SUISSE FIRST BOSTON LLC One Madison Avenue Telephone 212 325 2000 New York, NY 10010

December 7, 2004

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	HouseValues, Inc.
Registration Statement on Form S-1
File No. 333-118740

Ladies and Gentlemen:

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-Hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC

J.P. MORGAN SECURITIES INC.

PIPER JAFFRAY & CO.

THOMAS WEISEL PARTNERS LLC

PACIFIC CREST SECURITIES INC.

    As Representatives

By:	Credit Suisse First Boston LLC

/s/ Cornelius Keane
Cornelius Keane
Vice President

CREDIT SUISSE FIRST BOSTON LLC One Madison Avenue Telephone 212 325 2000 New York, NY 10010

December 7, 2004

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	HouseValues, Inc.

Registration Statement on Form S-1

File No. 333-118740

Ladies and Gentlemen:

The following information with respect to the distribution of the prospectus dated November 17, 2004 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of prospectuses dated November 17, 2004 as distributed between November 17, 2004 and December 7, 2004 is as follows:

No. of Copies dated November 17, 2004
To Prospective Underwriters	11,355
To Institutions	1,136
To Statistical and Publicity Services	18

Total	12,509

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC

J.P. MORGAN SECURITIES INC.

PIPER JAFFRAY & CO.

THOMAS WEISEL PARTNERS LLC

PACIFIC CREST SECURITIES INC.

    As Representatives

By:	Credit Suisse First Boston LLC

/s/ Cornelius Keane
Cornelius Keane
Vice President

CREDIT SUISSE FIRST BOSTON LLC One Madison Avenue Telephone 212 325 2000 New York, NY 10010

December 7, 2004

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	HouseValues, Inc.

Registration Statement on Form S-1

File No. 333-118740

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 p.m. on the afternoon of December 9, 2004 or as soon thereafter as practicable.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC

J.P. MORGAN SECURITIES INC.

PIPER JAFFRAY & CO.

THOMAS WEISEL PARTNERS LLC

PACIFIC CREST SECURITIES INC.

As Representatives

By:	Credit Suisse First Boston LLC

/s/ Cornelius Keane
Cornelius Keane
Vice President